Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2006

Mr. Roy T.K. Thung
President and Chief Executive Officer
Independence Holding Company
96 Cummings Point Road
Stamford, Connecticut   06902

Re: Independence Holding Company
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 001-32244

Dear Mr. Thung:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief